Filed Pursuant to
SEC Rule 424(b)(3)
Registration No. 333-136804

QUADRIGA SUPERFUND, L.P. — SERIES A AND SERIES B SUPPLEMENT
DATED SEPTEMBER 12, 2007 TO PROSPECTUS DATED JUNE 29, 2007

AUGUST 2007 PERFORMANCE UPDATE

			Total NAV	NAV per Unit
	August 2007	Year to Date	08/31/07	08/31/07

Series A	-3.27%	-12.87%	$57,558,895	$1,307.13
Series B	-4.66%	-19.33%	$25,610,452	$1,469.80

*	All performance is reported net of fees and expenses

Fund results for August 2007:

World equity markets finished mixed to lower in August as July’s late sell- off continued through mid-month. Credit market fears grew into a short-term panic as investors exchanged equity market risk for the relative safety of government bonds. Responding to the growing crisis, the U.S. Federal Reserve (the “Fed”) and the European Community Bank (“ECB”) injected billions into money markets in an effort to ease the liquidity crisis. These measures, combined with a 50 basis points (“bps”) cut in the U.S. discount rate, contributed to a solid late month rebound. Japan’s Nikkei (-3.9%) continued to underperform amid poor economic results, while France’s CAC40 (-2.1%), and Korea’s Kospi (-2.5%) also finished lower. Long positions in this market sector resulted in a loss.

World wide short-term interest rates rallied throughout the month of August, extending a rally that began in June. In the U.S., three month Eurodollar futures added to July gains as the sub-prime mortgage fallout continued. Disappointing employment and consumer confidence figures added to investor worries and led to expectations for a Fed rate cut by year end. In Europe, three month Euribor futures rallied as benign inflation figures and declining consumer and business confidence reduced expectations for another ECB rate hike in the near term. Despite that data, the ECB maintained its vigilant inflation stance in their policy statement. Short positions in this sector incurred losses.

The U.S. Dollar moved sharply higher during the first half of August, following through on July’s late month currency trend reversals. Worldwide carry trades continued to unwind, propelling the Japanese Yen to a gain of 2.3% after trading as much as 5.8% higher mid-month. The Bank of Japan left rates unchanged on soft GDP and machine orders data. The Australian Dollar lost 3.9% despite another 25 bps rate hike to 6.5% as consumer confidence and construction activity fell sharply. The New Zealand Dollar lost 7.9% amid news of heavy central bank sales in June and disappointing housing and retail sales figures. The Euro and the British Pound finished nominally lower, avoiding sharp losses as central bankers reiterated their vigilant policy stance on inflation despite credit crunch fears. A mixture of long and short positions in this sector led to an overall loss.

Gold and silver futures fell 4.1% and 12%, respectively, by mid-August as investors sold commodities to raise cash in the midst of plummeting equity markets. The Dollar also reversed course, attracting additional investment flows at the expense of gold as money moved into U.S. treasuries in a flight to safety. Central banks moved decisively to calm financial markets, allowing gold to recover to unchanged and silver to recover to a loss of 7.3%. Comex Copper lost 6.5% as weak U.S. housing figures cut into domestic copper consumption, resulting in a 36% rise in inventories over the past month. Zinc and nickel lost 11.9% and 5.5%, respectively, amid rising inventories and macroeconomic concerns. Our long positions in this sector resulted in a loss.

Other market sectors, relative to the sectors mentioned above, did not reveal significant trends and did not have a substantial influence on this month’s overall negative performance.

For the month of August 2007, Series A lost 3.27%, while Series B lost 4.66%, including all fees and expenses.

QUADRIGA SUPERFUND, L.P. — SERIES A
AUGUST 2007 ACCOUNT STATEMENT
(Prepared from Books without Audit for the Month Ended August 31, 2007)

STATEMENT OF INCOME

August 2007

Investment income, interest	$246,457

Expenses
Management fee	89,201
Organization and offering expenses	12,054
Operating expenses	7,232
Selling Commissions	192,867
Other expenses	254
Incentive fee	—
Brokerage commissions	78,902
Total expenses	380,510

Net investment gain (loss)	(134,053)

Realized and unrealized gain (loss) on investments
Net realized gain (loss) on futures and forward contracts	(1,893,604)
Net change in unrealized appreciation (depreciation) on futures and forward contracts	83,050
Net gain(loss) on investments	(1,810,554)

Net increase(decrease) in net assets from operations	$(1,944,607)

STATEMENT OF CHANGES IN NET ASSET VALUE

August 2007

Net assets, beginning of period	$60,531,061

Net increase in net assets from operations	(1,944,607)
Capital share transactions
Issuance of shares	74,655
Redemption of shares	(1,102,212)

Net increase(decrease) in net assets from capital share transactions	(1,027,557)
Net increase(decrease) in net assets	(2,972,164)

Net assets, end of period	$57,558,897

NAV Per Unit, end of period	$1,307.13

QUADRIGA SUPERFUND, L.P. — SERIES B
AUGUST 2007 ACCOUNT STATEMENT
(Prepared from Books without Audit for the Month Ended August 31, 2007)

STATEMENT OF INCOME

August 2007

Investment income, interest	$110,903

Expenses
Management fee	39,689
Organization and offering expenses	5,364
Operating expenses	3,218
Selling Commissions	85,815
Other expenses	281
Incentive fee	—
Brokerage commissions	53,922
Total expenses	188,289

Net investment gain(loss)	(77,386)

Realized and unrealized gain(loss) on investments
Net realized gain(loss) on futures and forward contracts	(1,358,608)
Net change in unrealized appreciation (depreciation) on futures and forward contracts	184,687
Net gain(loss) on investments	(1,173,921)

Net increase(decrease) in net assets from operations	$(1,251,307)

STATEMENT OF CHANGE IN NET ASSET VALUE

August 2007

Net assets, beginning of period	$27,163,524

Net increase(decrease) in net assets from operations	(1,251,307)
Capital share transactions
Issuance of shares	182,182
Redemption of shares	(483,946)

Net increase (decrease) in net assets from capital share transactions	(301,764)
Net increase(decrease) in net assets	(1,553,071)

Net assets, end of period	$25,610,453

NAV Per Unit, end of period	$1,469.80

TO THE BEST OF MY KNOWLEDGE AND BELIEF, THE INFORMATION CONTAINED HEREIN IS ACCURATE AND COMPLETE.

/s/  Nigel James
Nigel James, President
Superfund Capital Management, Inc.
General Partner
Quadriga Superfund, L.P.